Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following message was sent to Endo employees on October 9, 2014:

TO: All Endo, EPI, AMS, Qualitest, Paladin, Somar Colleagues

FROM: Rajiv De Silva

SUBJECT: Endo Announces Agreement to Acquire Auxilium Pharmaceuticals, Inc.

Dear Colleagues,

Today we announced that Endo has reached an agreement to acquire Auxilium Pharmaceuticals in a cash and stock transaction valued at $2.6 billion. We are very pleased to have reached this agreement with Auxilium, which we believe will create value for patients and customers served by both Endo and Auxilium, as well as for the companies’ shareholders and employees.

This transaction is well aligned with our growth strategy and we see significant opportunities to leverage our leading presence in men’s health, as well as our R&D capabilities and financial resources to accelerate the growth of Auxilium’s XIAFLEX® and its other products. Auxilium’s 12 FDA-approved products in urology, orthopedics and other specialty areas are natural complements to the men’s health and pain products in our current branded pharmaceuticals portfolio. Combined, we will have a broader range of offerings and will be well positioned to drive organic growth and capitalize on additional future strategic M&A opportunities.

The key to our success has been – and will continue to be – you. Your dedication to our customers and patients, and contributions to our business have enabled us to make significant progress in the implementation of our strategy that we embarked upon in 2013. We believe this transaction further strengthens our company and will be a significant catalyst in achieving the next stage of our growth, resulting in many exciting new opportunities for employees as we continue to execute on our strategic plans.

Next Steps

We expect to complete the transaction in the first half of 2015, subject to, among other things, approval by Auxilium shareholders, regulatory approvals and other customary closing conditions. Importantly, until the closing of this transaction, Endo and Auxilium will continue to operate as independent companies.

That means that it is business as usual at Endo and we should all continue to remain focused on our day-to-day responsibilities and business objectives. Our patients, customers and shareholders are counting on it.

We will continue to keep you up-to-date on important developments as we move through the process.

This transaction will likely generate some interest by the media and other third parties, and it is important for us to speak with one voice. Please follow our company policy with respect to external inquiries and direct all media to Corporate Affairs.

On behalf of the Board and senior management, we thank you for your continued hard work and dedication to Endo as we move into another exciting phase of growth.

Best regards,

Rajiv De Silva

President and CEO

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc (“Endo”) and Auxilium Pharmaceuticals, Inc. (“Auxilium”). In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium’s directors and executive officers in Auxilium’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium’s proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the financing of the proposed transaction, Endo’s and Auxilium’s expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect Endo’s and Auxilium’s current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), and by Auxilium with the SEC, including under the caption “Risk Factors” in EHSI’s Form 10-K and Endo’s Form 10-Q and Form 8-K filings, and in Auxilium’s 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to:

•	the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals);

•	the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived;

•	the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies;

•	the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans;

•	Endo’s ability to achieve significant upside potential for shareholders by accelerating the growth of XIAFLEX® and other products of the resultant combined company;

•	Endo’s ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	the availability and access, in general, of funds to meet Endo’s debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

•	Endo’s ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.

All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement. These forward-looking statements speak only as of the date hereof. Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.